Exhibit 99.1

Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data

On 21 July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted. Section 1503 of the Dodd-Frank Act requires companies that are “operators” (as such term is defined in the Federal Mine Safety and Health Act of 1977 (the “Mine Act”)) to disclose certain mine safety information in each periodic report to the Federal Mine Safety and Health Review Commission (the “Commission”). This information is related to the enforcement of the Mine Act by the Mine Safety and Health Administration (MSHA). The US Securities and Exchange Commission (“SEC”) has not issued final rules under these provisions; therefore, it is possible that any final rules or guidelines adopted by the SEC will require future disclosures to be presented in a different form or contain additional or alternative content.

CRH is committed to the health and safety of its employees and in providing an incident free workplace. The Group maintains a comprehensive health and safety programme that includes extensive training for all employees and contractors, site inspections, emergency response preparedness, crisis communications training, incident investigation, regulatory compliance training and process auditing.

CRH’s US aggregate quarry and mine operations are subject to MSHA regulation under the Mine Act. MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation.

The information in the table below reflects citations and orders MSHA issued to CRH during the year ended 31 December 2010, as reflected in our records. The data in our system may not match or reconcile with the data MSHA maintains on its public website. In evaluating this information, consideration should also be given to factors such as: (i) the number of citations and orders may vary depending on the size and operation of the mine, (ii) the number of citations issued may vary from inspector to inspector and mine to mine, and (iii) citations and orders may be contested and appealed, and in that process, may be reduced in severity and amount, and may be dismissed.

Mine ID Number (1)	Mine or Operating Name (2)	Section 104(a) Significant and Substantial Citations (3)	Section 104(b) Orders (4)	Section 104(d) Citations and Orders (5)	Section 110(b) Violations (6)	Section 107(a) Orders (7)	Proposed MSHA Assessments (in thousands) (8)	Fatalities	Pending Legal Action (9)
700059	Bay Rd, DE	2	0	0	0	0	0.2	0	0
3608033	Dorrance, PA	5	0	0	0	0	1.0	0	0
3600023	East Petersburg, PA	2	0	0	0	0	1.1	0	0
3608148	Fiddlers Elbow, PA	3	0	0	0	0	0.8	0	1
3609058	Millard Pit, PA	10	0	0	0	0	3.4	0	0
3603215	Mt. Holly, PA	7	0	0	0	0	2.2	0	0
3600032	Newport, PA	3	0	0	0	0	0.4	0	0
3600039	Prescott, PA	5	0	0	0	0	1.5	0	0
3600074	Landisville, PA	3	0	0	0	0	0.3	0	0
3600212	Silver Springs, PA	2	0	0	0	0	0.3	0	2
3600246	Summit Statn., PA	1	0	0	0	0	0.1	0	0
700093	Tarburton S&G, DE	4	0	0	0	0	5.3	0	3
3603432	Thomasville, PA, (Underground Mine)	23	0	0	0	0	4.7	0	2
3700002	Cranston Quarry	2	0	0	0	0	0.9	0	0
06-00012	North Branford Quarry	1	0	0	0	0	2.7	0	0
06-00224	Manchester S&G	1	0	0	0	0	0.5	0	0
3000100	Bridgeville #70	1	0	0	0	0	0.2	0	0
3000025	Pattersonville #61	1	0	0	0	0	0.1	0	0
3003029	Ravena #2	1	0	0	0	0	0.3	0	0
30-00075	Haverstraw Quarry	7	0	0	0	0	0.0	0	0
300379	Arkhola Dredge & Plant	1	0	0	0	0	0.2	0	0
300429	Jenny Lind Quarry & Plant	2	0	0	0	0	0.4	0	2

301462	Preston Quarry & Plant	4	0	0	0	0	1.7	0	4
3400394	MUSKOGEE DREDGE	1	0	0	0	0	0.7	0	0
3401130	ARKHOLA-ROBERTS QUARRY	1	0	0	0	0	0.2	0	1
3401761	OKAY MATERIALS	3	0	0	0	0	1.0	0	1
3400040	Pawhuska Quarry (Bellco #4)	1	0	0	0	0	0.2	0	0
3400050	East Quarry	3	0	0	0	0	0.7	0	0
3400407	Dewey Quarry (Bellco #3)	1	0	0	0	0	0.3	0	0
300437	Avoca Quarry	2	0	0	0	0	0.1	0	0
300040	Harrison Quarry	4	0	0	0	0	2.7	0	3
2302138	Roark Creek Quarry	2	0	0	0	0	0.3	0	0
301583	Sharps Quarry	3	0	0	0	1	15.2	0	2
3900180	P.Q. 1643	1	0	0	0	0	0.6	0	1
3901550	P.Q. 47866	1	0	0	0	0	0.5	0	1
3901554	P.Q. 3144	1	0	0	0	0	0.2	0	1
22-00764	Sidon Pit	1	0	0	0	0	0.7	0	0
22-00784	Tremont Pit	1	0	0	0	0	0.2	0	1
31-02138	Cherokee Co. Quarry	2	0	0	0	0	2.0	0	0
31-00557	Dillsboro Quarry	5	0	0	0	0	8.1	0	1
31-02061	Hayesville Quarry	3	0	0	0	0	3.3	0	1
31-00015	Tubbmill Quarry	5	0	0	0	0	5.6	0	0
31-00400	Waynesville Quarry	4	0	0	0	0	0.9	0	0
31-02164	Massey Branch Quarry	0	0	0	0	0	0.2	0	0
40-01946	Harrison Sand Co.	2	0	0	0	0	1.0	0	0
31-00014	Oldcastle Industrial Minerals Inc.	1	0	0	0	0	2.0	0	0
1302189	Stripping Crew #2	1	0	1	0	1	26.8	0	0
1302190	PRP #5	1	0	0	0	0	0.2	0	0
1300999	PCP #3	3	0	0	0	0	1.0	0	0
1300921	Vandalia RD Plant	2	0	0	0	0	2.0	0	0
1302342	Mechanic Shop	2	0	0	0	0	0.5	0	0
1302397	PCP #10	2	0	0	0	0	0.4	0	0
1302176	PWP #4	1	0	0	0	0	0.2	0	0
1301050	PCP #5	2	0	0	0	0	1.4	0	0
4400164	Glade Stone Plant	2	0	0	0	0	1.2	0	0
4406371	Mouth of Wilson Plant	1	0	0	0	0	0.2	0	0
4400165	Castlewood Plant	3	0	0	0	0	2.8	0	0
15-00213	Elkhorn Stone	1	0	0	0	0	0.7	0	0
15-00098	Carter City	1	0	0	0	0	0.2	0	0
15-17312	Grassy Stone	1	0	0	0	0	0.7	0	0
15-00056	Pine Mountain Stone	15	0	0	0	0	20.1	0	0
31-01354	Candor Sand Plant	5	0	0	0	0	1.9	0	5
1400501	Shears Sand Plant	0	0	1	0	0	4.4	0	0
1400699	Quartzite Stone	1	0	0	0	0	0.6	0	0
1401334	Hartford	1	0	0	0	0	0.3	0	0
1401684	Hvy Hwy Portable #1	3	0	0	0	0	2.2	0	0
4200410	Beck St South	4	0	0	0	0	0.3	0	4
1001673	Dingle	1	0	0	0	0	0.1	0	0

4202489	Elsinore	6	0	0	0	0	0.8	0	0
4202397	Fast Pack	1	0	0	0	0	0.6	0	0
4200021	Keigley	3	0	0	0	0	0.1	0	3
4202130	Lehi Point East	5	0	0	0	0	0.7	0	5
4200388	Maguire	12	0	0	0	0	3.2	0	0
4202282	Nebo Pit	1	0	0	0	0	0.0	0	1
4200406	So Weber	3	0	0	0	0	0.9	0	0
1000326	Mt Home Wash Plant	2	0	0	0	0	0.1	0	2
1000604	City Transfer	1	0	0	0	0	0.1	0	0
1002035	Summit Stone Portable	2	0	0	0	0	0.1	0	2
4202430	Burdick #4	1	0	0	0	0	0.1	0	0
4202460	Burdick #5	2	0	0	0	0	0.2	0	0
4201122	Big Water	1	0	0	0	0	0.1	0	0
4202459	Paria	1	0	0	0	0	0.1	0	0
4202267	Sorensen	1	0	0	0	0	0.1	0	0
201483	Ina	2	0	0	0	0	0.2	0	0
4801189	Evans Wash Plant	0	0	1	0	0	0.1	0	0
1001326	HK Crusher 133	1	0	4	0	0	0.7	0	0
1001892	HK Crusher 134(vacated)	0	0	2	0	0	0.2	0	0
2400497	Helena Sand & Gravel Wash Plant	0	0	2	0	0	1.2	0	0
503178	FCM- CO Crusher	0	0	1	0	0	0.1	0	0
2901258	FCM- NM Crusher	1	0	2	0	0	0.2	0	0
504741	United-Screen Plant 3	0	0	1	0	0	0.1	0	0
504739	United-Crusher Unit 5	1	0	2	0	0	0.4	0	1
504887	United-Crusher Unit 10	0	0	1	0	0	0.1	0	0
504835	United-Crusher Unit 7	1	0	0	0	0	0.6	0	1
504585	United-Wash Plant 2	0	0	2	0	0	0.2	0	0
504836	United-Crusher Unit 8	1	0	0	0	0	4.4	0	0
504888	United-Crusher Unit 9	0	0	1	0	0	0.1	0	0
2901667	Waycor-Baca Pit	1	0	0	0	0	0.1	0	0
08-00526	Golden Gate Quarry	7	0	0	0	0	4.2	0	6
3002910	Avon Plant	1	0	0	0	0	0.5	0	0
3002764	Mendon Plant	2	0	0	0	0	2.4	0	0
3001254	Manchester Plant	1	0	0	0	0	1.5	0	0
3000033	Penfield Plant	3	0	0	0	0	1.9	0	0
03-01948	White Oaks Sand & Gravel	2	0	0	0	0	1.3	0	0
2302157	Brickeys Quarry	2	0	0	0	0	0.4	0	0
2103343	North Star Wash Plant	2	0	0	0	0	0.0	0	0
2103385	Portable Crusher	1	0	0	0	0	0.0	0	0
901039	APAC Mid-South – Ringgold Quarry	1	0	0	0	0	0.0	0	0
4000060	APAC Mid-South – Tiftonia Quarry	3	0	0	0	0	0.0	0	0

103264	APAC Mid-South – Wedowee Quarry	1	0	0	0	0	0.0	0	0
1700002	C636-Sidney Crushing Facility	1	0	0	0	0	0.6	0	0
1700218	Wells Quarry C624	2	0	0	0	0	2.4	0	0
1700582	Poland Crushed Stone C610	0	0	0	0	0	0.2	0	0
1700666	Pike Industries (Rocky Hill Quarry)	1	0	0	0	0	0.6	0	0
1700866	Prospect Quarry	0	0	0	0	0	0.7	0	0
2700003	Lebanon Crushed Stone C623	1	0	0	0	0	1.0	0	0
2700052	Campton Sand & Gravel C616	2	0	0	0	1	1.2	0	0
2700061	Gorham Sand & Gravel C619	1	0	0	0	0	1.0	0	0
2700128	Madbury Pit C629	3	0	0	0	0	4.4	0	0
2700192	Hooksett Crushed Stone C607	0	0	0	0	0	0.4	0	0
2700313	Belmont Sand & Gravel C627	0	0	0	0	0	0.1	0	0
4300105	Waterford Crushed Stone C603	1	0	0	0	0	0.3	0	0
4300185	Haven Crushed Stone C600	0	0	0	0	0	0.1	0	0
4300341	Hartland Pit	0	0	0	0	0	0.1	0	0
4300628	Pike Industries Inc C604 (Portable)	0	0	0	0	0	0.1	0	0
4300643	Pike Industries Inc-C608 (Portable)	0	0	0	0	0	0.2	0	0
4300679	Pike Industries -Wash Plant 634	0	0	0	0	0	0.1	0	0
4300690	Pike Industries C654/664 Crusher (Portable)	0	0	0	0	0	0.1	0	0
4300715	Pike Industries Wash Screw-Danby (C613)	2	0	0	0	0	1.1	0	0
23-01967	MO Linn Creek	1	0	0	0	0	0.0	0	0
23-02303	MO Bagnell 13 Quarry	1	0	0	0	0	0.0	0	0
23-01917	Hilty Tightwad Quarry	7	0	1	0	0	26.0	0	8
23-02381	Hilty Warsaw Quarry	1	0	0	0	0	0.0	0	0
23-02015	Hilty Portable Plant 3	6	0	0	0	0	13.0	0	5
2302173	KC Bates City Quarry	3	0	0	0	0	0.0	0	0
14-00823	KC Louisburg Quarry	3	0	0	0	0	2.0	0	0
14-01704	KC Olathe Quarry]	1	0	0	0	0	0.0	0	0
23-02072	KC Gallatin Quarry	2	0	0	0	0	0.0	0	0
14-01578	KC Bonner Springs Quarry	1	0	0	0	0	0.0	0	0
14-01326	KC Cedarapids 1]	1	0	0	0	0	0.0	0	0
23-02138	MO Roark Creek Quarry	2	0	0	0	0	0.0	0	0
14-01524	KC Shawnee Quarry	4	0	0	0	0	0.0	0	4

3300042	East Fultonham	1	0	0	0	1	0.2	0	0
3301408	Coshocton	2	0	0	0	0	0.3	0	0
3303935	Lancaster	1	0	0	0	0	0.2	0	0
3300087	Celina	1	0	0	0	0	0.3	0	0
3300102	Maumee	1	0	0	0	0	0.3	0	1
3300169	Scott	1	0	0	0	0	0.2	0	0
45-02709	Sullivan Facility	4	0	0	0	0	1.0	0	0
3300149	York Center	0	0	0	0	0	0.0	0	1
45-01118	Crestline Facility	0	0	0	0	0	0.3	0	0
45-00730	Pasco Facility	0	0	0	0	0	0.8	0	0
45-00631	Toppenish	5	0	0	0	0	6.2	0	0
45-01237	Auburn Facility	3	0	0	0	0	8.9	0	0
45-03554	CWC Portable Screen Plant #1	0	0	0	0	0	0.1	0	0
45-03042	Rock Island Plant	2	0	0	0	0	3.5	0	0
10-01912	Wyoming Facility	0	0	0	0	0	0.2	0	0
10-01884	ICA Portable Crusher	0	0	0	0	0	0.3	0	0
35-00631	Ellendale Portable Crusher	1	0	0	0	0	0.5	0	0
35-01002	Hilroy Facility	0	0	0	0	0	0.5	0	0
35-00484	ESG Eugene Facility	0	0	0	0	0	0.1	0	0
35-02705	ESG Corvallis Facility	0	0	0	0	0	0.2	0	0
1100176	J Plant	1	0	0	0	0	0.2	0	0
2000041	Ottawa Lake	2	0	0	0	0	0.9	0	0
1900018	Oldcastle Stone Products	4	0	0	0	0	1.6	0	1
100034	Big River Industries- Livlite Division	7	0	0	0	1	8.6	0	0
300911	Big River Materials, Inc.	1	0	0	0	0	0.3	0	0
3101125	Oldcastle Stone Products	12	0	1	0	1	40.8	0	3
3600627	York Quarries	1	0	0	0	0	0.5	0	0
3604254	Mid-Atlantic Quarry	1	0	0	0	0	0.1	0	0
3607856	Hanley Plant Quarries	1	0	0	0	0	0.1	0	0
2900186	Crego Mine	3	0	0	0	0	0.5	0	0
	Total	370	0	23	0	6	304.7	0	80

(1)	MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The information provided in this table is presented by mine identification number.
(2)	The definition of mine under Section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine.
(3)	Represents the total number of citations issued by MSHA, for violation of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated. If MSHA determines that a violation of a mandatory health or safety standard is reasonably likely to result in a reasonably serious injury or illness under the unique circumstance contributed to by the violation, MSHA will classify the violation as a “significant and substantial” violation.
(4)	Represents the total number of orders issued, which represents a failure to abate a citation under section 104(a) within the period prescribed by MSHA.

(5)	Represents the total number of citations and orders issued by MSHA of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards. These violations are similar to those described above, but the standard is that the violation could significantly and substantially contribute to the cause and effect of a safety or health hazard, but the conditions do not cause imminent danger, and the MSHA inspector finds that the violation is caused by an unwarranted failure of the operator to comply with the health and safety standards.
(6)	Represents the total number of flagrant violations identified.
(7)	Represents the total number of imminent danger orders issued under section 107(a) of the Mine Act. These orders are issued for situations in which MSHA determines an imminent danger exists in the quarry or mine and results in orders of immediate withdrawal of all persons (except certain authorised persons) from the area of the quarry or mine affected by its condition until the imminent danger and the underlying conditions causing the imminent danger no longer exist.
(8)	Total dollar value of proposed assessments from MSHA under the Mine Act. These are the amounts of proposed assessments issued by MSHA with each citation or order for the time period covered by the reports. Penalties are assessed by MSHA according to a formula that considers a number of factors, including the mine operator’s history, size, negligence, gravity of the violation, good faith in trying to correct the violation promptly, and the effect of the penalty on the operator’s ability to continue in business.
(9)	Pending legal actions before the Commission as required to be reported by Section 1503(a)(3) of the Dodd-Frank Act.